Points International Announces Results of Annual and
Special Meeting

TORONTO, Canada, May 10, 2019 -- Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (“Points” or the “Company”), the global leader in powering loyalty commerce, announced today that all resolutions put to the annual and special meeting of shareholders held on May 9, 2019 were passed, including the reappointment of the company’s directors and the appointment of Leontine Atkins and Jane Skoblo as new members of the board.

The following votes were received with respect to each director nominee:

	Number of Shares For	Number of Shares Withheld
David Adams	7,306,078	57,651
Leontine Atkins	7,299,066	64,663
Christopher Barnard	7,118,656	245,073
Michael Beckerman	7,212,437	151,292
Douglas Carty	7,114,518	249,211
Bruce Croxon	7,118,656	245,073
Robert MacLean	7,116,481	247,248
Jane Skoblo	7,296,997	66,732
John Thompson	7,111,343	252,386

The following votes were received to approve unallocated options under the Company’s stock option plan for the ensuing 3 years:

Number of Shares For Number of Shares Against

Renewal of Stock Option Plan	3,716,939	3,646,790

In addition, shareholders voted in favor of the reappointment of KPMG LLP as the auditors of the company. The following votes were received with respect to the resolution:

Number of Shares For Number of Shares Withheld

Appointment of Auditors	10,713,508	153,605

As a vote for the appointment of the auditors was taken by a show of hands, the number of votes disclosed reflects only those proxies received by management in advance of the meeting.

About Points

Points, (TSX: PTS) (Nasdaq: PCOM) provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. The Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service, which retails loyalty points and miles directly to consumers; its Platform Partners service, which offers developers transactional access to dozens of loyalty programs and hundreds of millions of members via a package of APIs; and its Points Travel service, which helps loyalty programs increase revenue from hotel bookings, while enabling members to more effectively earn and redeem loyalty rewards. Points is headquartered in Toronto, with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

Investor Relations Contact:
Sean Mansouri, CFA or Cody Slach
Gateway Investor Relations
1-949-574-3860
IR@points.com